

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2011

<u>Via U.S. Mail</u>

Mr. David B. Kaysen
President
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, MN   55343

>   **Re: Uroplasty, Inc.**
>   **Form 10-K for fiscal year ended March 31, 2010**
>   **Filed May 28, 2010**
>   **File No. 1-32632**

Dear Mr. Kaysen:

    We have completed our review of your filings and have no further comments at this time.

                        Sincerely,

                        Kevin Vaughn
                        Accounting Branch Chief